UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                           SEC File Number: 000-26027
                            CUSIP Number: 83169V 10 4

Check One: |X| Form 10-K | | Form 20-F | | Form 11-K | | Form 10-Q | | Form NSAR

                     For the period ended: December 31, 2006

                       | | Transition Report on Form 10-K

                       | | Transition Report on Form 20-F

                       | | Transition Report on Form 11-K

                       | | Transition Report on Form 10-Q

                       | | Transition Report on Form NSAR

                 For the transition period ended: Not Applicable

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Smart Energy Solutions, Inc.

Former Name if Applicable: N/A

Address of Principal Executive Office: 210 West Parkway, Suite No. 7, Pompton Plains, NJ 07044

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar
[X] day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Smart Energy Solutions, Inc. (the "Company") could not complete the filing of its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 due to a delay in obtaining and compiling information required to be included in the Company's Form 10-KSB, which delay could not be eliminated by the Company without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company will file its Form 10-KSB no later than the fifteenth calendar day following the prescribed due date.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

    David Lubin, Esq.                   516                 887-8200
    -----------------               -----------        ------------------
         (Name)                     (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 for Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes [X] No [ ]

If answer is no, identify report(s): Not Applicable

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal years will be reflected by the earning statements to be included in the subject report or portion thereof?

Yes [X] No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation Referred to in Part IV, Item (3) of Form 12b-25:

It is anticipated that a significant change in results of operations from the Annual Report on Form 10-KSB filed for the fiscal year ended December 31, 2005 will be reflected by the earning statements to be included in the Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006. Gross revenues for the fiscal year ended December 31, 2006 are anticipated to be $1,968,973 as compared to $151,257 for the fiscal year ended December 31, 2005. The increase in gross revenues is due to an increase in revenues resulting from sales of the Company's Battery Brain products. Net loss for the fiscal year ended December 31, 2006 is anticipated to be $5,344,067, as compared to $2,206,793 for the fiscal year ended December 31, 2005.

                          SMART ENERGY SOLUTIONS, INC.
                          ----------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Dated: April 2, 2007                             SMART ENERGY SOLUTIONS, INC.

                                                 By:    /s/ Pete Mateja
                                                        -----------------------
                                                 Name:  Pete Mateja
                                                 Title: Chief Executive Officer


                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                         Violations (See 18 U.S.C. 1001)